

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 22, 2009

Mr. Douglas E. Fears
Executive Vice President and Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119-3623

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed November 26, 2008**
> **File No. 1-04221**

Dear Mr. Fears:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director